SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ___  No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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SAPIENS ANNOUNCES Q1 2006 RESULTS
Company Increases Revenue

Research Triangle Park, N.C. – May 10, 2006 - Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS) today announced its unaudited financial results for the first quarter of 2006, ended March 31, 2006.

For the first quarter, the Company recorded revenues of $10.5 million, an increase from $9.8 million in the fourth quarter of 2005.

Operating loss for the quarter was reduced to $0.72 million, compared with $0.96 million in the previous quarter.  In the first quarter, the Company recorded a restructuring expense of $0.64 million, related to the downsizing in workforce, as previously reported by the Company. Without the restructuring costs, operating loss for the quarter would have been $0.08 million.

Net loss for the fourth quarter was reduced to $1.3 million, compared with a net loss of $3.1 million in the fourth quarter of 2005. Without the above restructuring costs, net loss for the quarter would have been $0.7 million.

Roni Al-Dor, President and CEO, commented "We are glad to report an increase in revenue and a reduction in our losses."

"We are beginning to see the initial results of our turnaround plan and we hope that we will continue this positive trend."

The Company recently announced a $5 million deal with one of the largest insurance companies in Central and Eastern Europe regarding its INSIGHT™ for Property & Casualty solution.

[Tables Follow]

FOR ADDITIONAL INFORMATION:

Elior Brin Chief Financial Officer Sapiens International Tel: +972-8-938-2934 E-mail: IR.Sapiens@sapiens.com	Roni Al-Dor Chief Executive Officer Sapiens International Tel: +972-8-938-2934 E-mail: IR.Sapiens@sapiens.com

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About Sapiens International

Sapiens International Corporation N.V. (Nasdaq and TASE: SPNS), a member of Formula Group (Nasdaq: FORTY) and (TASE: FORT), is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial Group, Prudential, Abbey National, ING, and Occidental Fire & Casualty among others. For more information, please visit http://www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

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SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	3/31/2006	12/31/2005
	(Unaudited)	(Unaudited)

Assets

Cash and cash equivalents	$ 6,016	$ 6,699
Short-term investments	5,110	5,337
Trade receivables, net	10,878	8,339
Other current assets	2,107	1,621
Total current assets	24,111	21,996

Property and equipment, net	1,631	1,716
Other assets, net	28,027	28,154

Total assets	$ 53,769	$ 51,866

Liabilities and shareholders' equity

Short-term bank credit and current maturities
of long-term debt and convertible debentures	$ 20,551	$ 19,112
Trade payables	2,780	1,910
Other liabilities and accrued expenses	8,104	6,742
Deferred revenue	4,467	4,867
Total current liabilities	35,902	32,631

Long-term debt and other long-term liabilities	1,630	1,584
Convertible debentures and warrants	14,087	14,019
Shareholders' equity	2,150	3,632

Total liabilities and shareholders' equity	$ 53,769	$ 51,866

Note:	Certain prior year's amounts have been reclassified to conform with current year presentation

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SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Statements of Income
(U.S. Dollars in thousands, except per share amounts)

	For the three months ended
	03/31/2006	03/31/2005
	(Unaudited)	(Unaudited)
Revenues
Products	$ 4,400	$ 3,015
Consulting and other services	6,077	7,087
Total revenues	10,477	10,102

Cost of revenues
Products	3,463	2,786
Consulting and other services	3,067	3,841
Total cost of revenues	6,530	6,627

Gross Profit	3,947	3,475

Operating expenses
Research and development, net	726	628
Selling, marketing, general and administrative	3,305	4,379
Restructuring expenses	635	758

Operating Loss	719	2,290

Financial expenses, net	575	371
Other expenses (income), net (b)	53	(43)

Net Loss	$ 1,347	$ 2,618

Basic and diluted loss per share (c)	$ 0.11	$ 0.23

Weighted average shares used to compute -
basic and diluted loss per share (c)	12,510	11,449

Note	a: Certain prior year's amounts have been reclassified to conform with current year presentation
b: Includes taxes and minority interest
c: Due to the net loss in 2005 and 2006 the inclusion of dilutive securities would be antidilutive.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

(Registrant)

Date:  May 10, 2006

By:

/s/  Andrew Treitel

Andrew Treitel

General Counsel and Corporate Secretary